UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Teck Resources Limited
(Exact name of registrant as specified in its charter)

Canada	001-13184
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Suite 3300-550 Burrard Street, Vancouver, British Columbia, Canada	V6C 0B3
(Address of principal executive offices)	(Zip Code)

Amanda Robinson, Corporate Secretary 604-699-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, .
☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 - Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Teck Resources Limited (“Teck”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Teck is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2023 to satisfy the requirements of Item 2.01. Teck’s ESTMA report is available in the Financial Reports – Regulatory Filings section of Teck’s website at www.teck.com or on the Government of Canada’s website at https://natural-resources.canada.ca/estma-data. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01	Extractive Sector Transparency Measures Act - Annual Report for the year ended December 31, 2023.

(1)	The references to Teck’s website and the Government of Canada’s website are provided for convenience only, and their contents are not incorporated by reference into this Form SD and the ESTMA Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Teck Resources Limited

Date: September 11, 2024	By:	/s/ Charlene Ripley
		Name:	Charlene Ripley
		Title:	Executive Vice President and Chief Legal and Sustainability Officer